UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 14th December 2022

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 14 December 2022 — Director’s Other Appointment and Committee Changes

Exhibit 99.1

14 December 2022

National Grid plc ('National Grid' or 'Company')

Director's Other Appointment and Committee Changes

In accordance with 9.6.14R of the Listing Rules of the UK Financial Conduct Authority, Tony Wood, an independent Non-executive Director of National Grid, will join the Board of Airbus SE as a non-executive director with immediate effect. His appointment will be submitted for approval at the next shareholders general meeting of Airbus SE, in April 2023.

The Company also announces that Liz Hewitt will step down from the role of Chair of the Audit & Risk Committee (the 'Committee') with effect from 1 January 2023 but will remain a member of the Committee. Iain Mackay will become Chair of the Committee with effect from 1 January 2023.

Pritti Patel

General Counsel, Corporate and Deputy Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	/s/Ceri Jamond _______________________
Ceri Jamond Senior Assistant Company Secretary

Date: 14th December 2022